

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Desheng Wang
Chief Executive Officer
Focus Universal Inc.
20511 East Walnut Drive North
Walnut, CA 91789

>   **Re: Focus Universal Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed April 2, 2018**
>   **File No. 000-55247**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Division of Corporation Finance
>   Office of Telecommunications

cc: Gilbert Bradshaw